SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of  June, 2006

Vannessa Ventures Ltd.

(Translation of registrant’s name into English)

000-30462

(Commission File Number)

Suite 220, 1010 – 1st Street SW, Calgary, Alberta, Canada T2R 1K4

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-             .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANNESSA VENTURES LTD.

(Registrant)

Date: June 20, 2006

By:

/s/ Cameron B. Boyer

Name: Cameron B. Boyer

Title:  Controller

EXHIBIT INDEX

Exhibit

Description

99.1

News Release, 20 June 2006 – English

VANNESSA VENTURES LTD.

Suite 220, 1010 - 1st Street S.W.

Calgary, AB   T2R 1K4

Tel:  (403) 444-5191 / Fax: (403) 444-5190

N E W S   R E L E A S E

June 20, 2006	SYMBOL: VVV

VANNESSA ARRANGES $1,500,000 LOAN

Vannessa Ventures Ltd. (the "Company") – The Company is pleased to announce that it has borrowed $1,500,000 from Exploram Enterprises Ltd. ("Exploram"), its controlling shareholder. Interest is payable on the loan at a rate of 9.5% per annum, payable monthly and a 3% structuring fee will be paid by the Company to Exploram.  The loan is payable on demand after August 31, 2006 and is secured by a general security agreement over the Company's assets.  This loan is in addition to the $1,500,000 loan from Exploram advanced in April, 2006.

The proceeds from the loan will be used to make the final payment on the grinding circuit that the company secured early in the year, and to advance the completion of the feasibility study and general engineering and infrastructure work at the mine site in Costa Rica as well as to fund general corporate requirements.

The Crucitas feasibility study, directed by Micon International Ltd.(Micon), is in the final stages of preparation. The resource estimate, originally carried out by Geostat International Inc., has been verified by Micon and a mine plan has been completed. A pit slope analysis was carried out by Golder Associates Ltd. and was incorporated in the mine design. Capital and operating costs for the mine have been determined.

The plant design has been completed by Micon and Met-Chem Canada Inc.; material takeoffs prepared and capital costs estimated using local unit rates. Operating costs have also been defined, including current labor rates and importation costs for consumables. An agreement with the local electrical utility has been negotiated to supply grid power at 69 kV.

All infrastructure has been defined and costed, but a more favorable agreement with the local authority to improve the access road requires that new estimates be prepared.

Environmental protection and monitoring programs have been designed and costed, together with a closure plan and these are in the process of a final review.

All commitments made to social and community development laid out in the Environmental Impact Study and supporting documents have been incorporated into the study and fully costed.  Implementation of some of these programs is already underway in part through community training initiatives and by facilitating the organization of co-operatives to build on opportunities not directly related to mining activities as part of a sustainable development plan.

Capital and operating costs are undergoing a final review and a financial model has been prepared. A review by local tax consultants is awaited to ensure the correct interpretation of the Costa Rican tax codes is used in the financial model.

The feasibility study is expected to be completed by the end of June or early July.

Crucitas is being developed by the Company’s wholly owned subsidiary, Industrias Infinito S.A.

John Morgan, President

Vannessa Ventures Ltd.

"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release."